Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD DIGS DEEP AFTER TOUGH Q2 TO SUSTAIN 2016 PERFORMANCE FORECAST

London, 4 August 2016 - Randgold Resources’ production and costs were hit in the quarter to June by a long mill downtime at Tongon and the Kibali plant’s continuing transition to a mixed-ore feed, but the company says the improvement expected in the second half of the year should boost its 2016 results to within its market guidance.

The flagship Loulo-Gounkoto complex ended the quarter ahead of target but with one of Tongon’s two milling circuits losing 46 days after a breakdown and Kibali still dealing with throughput, recovery and dilution challenges presented by multiple ore feeds, group production was down 4% quarter on quarter at 281 494oz while total cash cost per ounce rose 12% to $727/oz. With the higher gold price only partly buffering the impact on the bottom line, profit was down 8% at $58.7 million.

Compared to 2015’s record interim results, however, profit for the six months to June was up 11%, production was steady and total cash cost was 1% lower. Also on the positive side, net cash generated increased by 6% quarter on quarter and cash holdings rose by 7% to $272.7 million.

Chief executive Mark Bristow described the quarter as one of the toughest in years but said in June and July both Tongon and Kibali had made significant progress, with Tongon fixing the mill and completing the commissioning of its new quaternary circuit, and the new Kombokolo satellite pit at Kibali expected to improve its feed flexibility and grades. The development of Kibali as a complete project remains ahead of schedule.

“Looking ahead at the rest of the year, all our teams have been reworking and optimising their mine plans to ensure that we end 2016 within guidance. In addition, we’re intensifying our focus on critical operational issues to ensure that we deliver a substantial second-half improvement,” he said.

Bristow said in addition to another strong performance by the Loulo-Gounkoto complex, the quarter’s highlight was the significant advances made by its exploration teams.

“The quality and scope of our exploration portfolio continue to grow and there is a solid pipeline of projects being developed through our resource triangle, from grassroots and generative work to resource definition. I believe we have at least three advanced targets, already scheduled for drill test campaigns, with real potential to become important assets,” he said.

The advanced targets include Fonondara and Kassere on the Boundiali permit in northern Côte d’Ivoire and Sofia in Senegal, which looks likely to provide a high grade, free-leaching satellite resource for the feasibility study-stage Massawa project.

In Mali, the greenfields target Bakolobi is currently being drilled while drilling at Loulo’s Gara underground mine has identified significant potential to extend its life and replace this year’s depletion at Loulo. At neighbouring Gounkoto, the feasibility study on the superpit option will be concluded by the end of this year. In the Democratic Republic of Congo, the discovery and rapid development of the Kombokolo satellite illustrates the continued prospectivity of the Kibali permit area and augurs well for the Moku joint venture west of Kibali.

“While the more advanced work is ongoing, our greenfields team is also feeding the base of the resource triangle with new ground. The Bambadji joint venture with Iamgold has recently been renewed, we are applying for new permits in southern and western Mali as well as in southern Côte d’Ivoire, where we are also negotiating a new joint venture,” Bristow says.

‘The rest of the gold mining industry continues to shy away from exploration and there is now a consensus that new gold production will consequently continue to decline. This, in combination with growing global geopolitical and economic jitters, must be good for the gold price, at least in the long run. That’s where Randgold’s focus has always been fixed. We’re building a sustainably profitable business on a very solid foundation, but considering the internal and external challenges ahead, our teams will have to test and, if necessary, re-invent the way they operate on a continuous basis.”

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

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REPORT FOR THE SECOND QUARTER AND SIX MONTHS ENDED 30 JUNE 2016

Randgold Resources Limited (‘Randgold’) had 93.7 million shares in issue as at 30 June 2016.

Key Performance Indicators

▪	Profit down 8% quarter on quarter but up 11% on corresponding 6 months of prior year
▪	Earnings per share for the 6 months of $1.10 in line with corresponding 6 months of prior year
▪	Production down 4% quarter on quarter and in line with corresponding 6 months of prior year
▪	Total cash cost/oz up 12% quarter on quarter but down 1% on corresponding 6 months of prior year
▪	Net cash generated from operations increases 6% and cash up 7% to $272.7 million
▪	Another solid quarter from Loulo-Gounkoto with production ahead of guidance
▪	Morila delivers steady performance with Domba not yet permitted
▪	Tongon production down 7% quarter on quarter as a result of extended mill downtime
▪	Tongon joins Gounkoto as it pays its maiden dividend to shareholders
▪	Kibali production down 6% quarter on quarter as it builds ore feed flexibility
▪	Lost time injury frequency rate improves by 7% from 0.59 to 0.55 year on year
▪	Gara extension drilling identifies significant potential to extend Life of Mine
▪	Greenfields exploration bolsters resource triangle and delivers 3 advanced targets
▪	BoyzonBikes raises $2.7 million to support NVEP Foundation

SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2016	2016	2015	2016	2015
Average gold price received ($/oz)	1 264	1 187	1 189	1 224	1 202
Gold sales[1]	354 435	345 768	354 776	700 203	699 408
Total cash costs[1]	203 817	188 963	204 012	392 780	404 787
Profit from mining activity[1]	150 618	156 805	150 764	307 423	294 621
Exploration and corporate expenditure	13 046	8 947	12 992	21 993	21 669
Profit for the period	58 721	63 923	59 173	122 644	110 487
Profit attributable to equity shareholders	49 031	54 357	53 601	103 388	101 804
Net cash generated from operations	101 480	95 769	71 446	197 249	173 166
Cash and cash equivalents[2]	272 692	253 804	109 249	272 692	109 249
Gold on hand at period end[3]	19 294	16 844	11 688	19 294	11 688
Group production (oz)	281 494	291 912	300 039	573 406	579 570
Group sales[1] (oz)	280 519	291 385	298 421	571 904	582 045
Group total cash cost per ounce[1] ($)	727	648	684	687	695
Group cash operating cost per ounce[1] ($)	661	588	627	624	641
Basic earnings per share ($)	0.52	0.58	0.58	1.10	1.10

[1]	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
[2]	Cash and cash equivalents excludes $12.9 million at 30 June 2016 ($15.0 million at 31 March 2016 and $16.7 million at 30 June 2015) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
[3]	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $354.4 million increased by 2% from $345.8 million in the previous quarter. Group gold production for the quarter of 281 494oz was 4% below the previous quarter due to a decrease in production at Tongon and Kibali. At the same time, the average gold price received of $1 264/oz increased by 6% quarter on quarter (2016 Q1: $1 187/oz), which offset the drop in production. Gold sales were in line with the corresponding quarter of 2015, reflecting the higher average gold price received and lower gold production.

Total cash costs for the quarter of $203.8 million were up 8% from the previous quarter primarily due to challenges at Kibali associated with variable ore feeds, as well as at the Loulo-Gounkoto complex with higher underground costs. Total cash costs for the quarter were in line with the corresponding quarter of 2015.

Total cash cost per ounce of $727/oz increased by 12% quarter on quarter, reflecting the lower production during the quarter as well as increased costs. This was primarily the result of the lower grade and recovery achieved at Kibali, as well as lower throughput at Tongon following extended mill downtime relating to a damaged journal. Compared to the corresponding quarter of 2015, total cash cost per ounce increased by 6%, driven by decreased production, most notably at Kibali and Tongon, as a result of lower grade and recovery.

Profit from mining decreased by 4% to $150.6 million from the previous quarter’s $156.8 million, and was in line with the corresponding quarter of 2015, largely as a result of the increase in total cash costs, especially at Kibali, partially offset by the increase in the average gold price received.

Exploration and corporate expenditure of $13.0 million increased by 46% quarter on quarter, principally due to increased exploration expenditure incurred during the quarter, in line with the plan. Exploration and corporate costs were in line with the same quarter of the previous year.

Depreciation and amortisation of $35.9 million decreased by 5% from the previous quarter and by 16% from the corresponding 2015 quarter, primarily due to the decrease in throughput at Tongon.

Other income in the quarter of $2.3 million increased from $1.3 million in the previous quarter and down from $3.8 million in the corresponding period of the prior year. The increase quarter on quarter is the result of net operational foreign exchange gains incurred during the quarter, compared to net exchange losses incurred in the prior quarter and lower foreign exchange gains incurred in the current quarter compared to the corresponding quarter of 2015. These gains and losses arise from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as the CFA, euro and South African rand to the US dollar rate and reflects the movements in these currencies during the respective quarter. Other income also includes management fees from Kibali and Morila.

Share of profits from joint ventures decreased by 28% to $6.1 million from the previous quarter’s $8.5 million. The decrease was the result of a weaker operational quarter from both Morila and Kibali, as described above. Morila’s share of equity accounted joint venture profits decreased from a profit of $1.1 million in Q1 2016 to a loss of $0.7 million in Q2 2016. Kibali’s share of equity accounted joint venture profits decreased from $7.5 million in Q1 2016 to $6.7 million in the current quarter. The share of profits from the Kibali joint ventures are stated after a deferred tax credit of $3.7 million (attributable) for the quarter. Kibali’s equity accounted joint venture also includes depreciation on a tonnes milled basis which was in line with the prior quarter. Compared to the corresponding quarter of the previous year, profit from joint ventures was down 82% due to lower gold sales and profits from both Morila and Kibali.

Income tax expense of $21.6 million was in line with the prior quarter. The income tax expense increased by 69% from the corresponding quarter of the prior year, as a result of the increase in profits at Loulo and Gounkoto.

Profit for the quarter was down 8% from the previous quarter and in line with the corresponding quarter of 2015, reflecting the decrease in profit from mining, as well as increased exploration expenditure during the quarter. Basic earnings per share decreased by 10% to $0.52 quarter on quarter (Q1 2016: $0.58), reflecting the lower profits. Compared to Q2 2015, basic earnings per share decreased by 10%, also reflecting the lower profits.

Net cash generated from operations for the quarter of $101.5 million increased by 6% from the previous quarter and by 42% from the corresponding quarter in 2015, primarily reflecting decreases in operating working capital.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined Q2 production for the Loulo-Gounkoto complex was 170 190oz (Loulo: 105 056oz and Gounkoto: 65 134oz), almost in line with the previous quarter (Q1 2016: 172 554oz). The ratio of production from Loulo and Gounkoto of 62:38 was in line with the long term plan of approximately 60:40. Tonnes processed was in line with the previous quarter at 1 212kt (Q1 2016: 1 211kt) as a result of the sustained high plant run time while the head grade milled at 4.8g/t was slightly lower than the prior quarter. Recoveries were slightly ahead of the previous quarter at 91.0% (Q1 2016: 90.9%), as the mine continued with ore blending and the enhancement of the control system.

The gold stripping performance increased substantially following the successful commissioning of the second elution circuit.

The total cash cost per ounce increased by 18% to $648/oz for the quarter (Q1 2016: $551/oz) as a result of the increased unit cost and lower head grade milled. Unit costs were impacted by higher underground mining costs, with proportionately more ore coming from development as opposed to normal stoping, as well as a significant increase in the stripping ratio at Gounkoto. The increased underground development is expected to provide additional flexibility for the remainder of the year. Costs were also impacted by additional reagent usage, partially to offset the reduction in pre-oxygenation following maintenance to the Aachen reactors and reduced residence time after the replacement of agitators in the CIL tanks.

Sustainability

A notable improvement in the quality of education at the schools provided by the mine in the surrounding villages was observed with results this year being almost twice the national average, which was also significantly higher than the prior year. A bursary committee has been established and will be effected in Q3. Similarly, 56 out of 57 students at the Loulo agricollege have passed the final test and the next phase will start in Q3.

The mine also supported the government led vaccination campaign against polio and donated a 1 MW genset to Kenieba town to augment their power supply. A partnership with NGO WaterAid is scheduled to start in Q3.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	9 924	9 574	7 779	19 498	14 704
Ore tonnes mined (000)	1 052	1 178	1 203	2 230	2 391
Milling
Tonnes processed (000)	1 212	1 211	1 148	2 423	2 219
Head grade milled (g/t)	4.8	4.9	4.8	4.8	4.5
Recovery (%)	91.0	90.9	88.8	90.9	88.4
Ounces produced	170 190	172 554	155 989	342 744	285 222
Ounces sold	170 523	170 286	154 737	340 809	289 158
Average price received ($/oz)	1 261	1 185	1 187	1 223	1 200
Cash operating costs[1] ($/oz)	572	480	615	526	656
Total cash costs[1] ($/oz)	648	551	686	599	728
Gold on hand at period end[2] ($000)	12 923	12 497	4 897	12 923	4 897
Profit from mining activity[1] ($000)	104 657	108 009	77 600	212 666	136 681
Gold sales[1] ($000)	215 093	201 858	183 709	416 951	347 054

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

There were two lost time injuries (LTIs) recorded during the quarter with a lost time injury frequency rate (LTIFR) of 1.36 per million hours worked versus zero recorded in the previous quarter.

On a standalone basis, Loulo produced 105 056oz of gold (Q1 2016: 99 101oz) at a total cash cost of $575/oz (Q1 2016: $523/oz). The increase in production was primarily due to a 9% increase in head grade milled. Total cash cost per ounce increased to $575/oz on the back of the higher unit cost, as described above.

Profit from mining of $71.6 million was 11% higher than the previous quarter’s $64.3 million because of the increase in gold produced and sold and higher average gold price received, partially offset by the increased cost of production.

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	676	661	667	1 337	1 359
Ore tonnes mined (000)	662	648	642	1 310	1 314
Milling
Tonnes processed (000)	625	634	702	1 259	1 303
Head grade milled (g/t)	5.8	5.3	4.9	5.5	4.5
Recovery (%)	91.0	90.9	88.8	91.0	88.5
Ounces produced	105 056	99 101	97 460	204 157	168 525
Ounces sold	104 111	97 106	96 196	201 217	171 573
Average price received ($/oz)	1 262	1 185	1 187	1 225	1 200
Cash operating costs[1] ($/oz)	499	452	659	476	711
Total cash costs[1] ($/oz)	575	523	730	550	783
Gold on hand at period end[2] ($000)	8 602	6 876	3 206	8 602	3 206
Profit from mining activity[1] ($000)	71 578	64 292	43 939	135 870	71 653
Gold sales[1] ($000)	131 402	115 061	114 192	246 463	205 967

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Loulo underground production was just ahead of the previous quarter, with the new owner mining team bedding down, as it continued to work on further operational improvements.

The development in both Yalea and Gara has also been steady with the improved availability of headings, jumbos and performance of operators. The focus has been on increasing mineable reserves to overcome any delay or shortfall in paste filling, which has experienced some blockages. A comprehensive review has resulted in a set of actions to remedy the issues and optimise the design mix and reticulation.

LOULO UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2016	2016	2015	2016	2015
YALEA
Ore tonnes mined	379 611	374 671	358 231	754 282	742 595
Development metres	1 929	2 103	2 381	4 032	4 665
GARA
Ore tonnes mined	282 344	273 300	284 010	555 644	571 763
Development metres	1 828	1 776	2 374	3 604	4 384

Capital expenditure

Capital expenditure for the quarter amounted to $24.6 million and included $16.0 million on the development of the Yalea and Gara underground mines, mostly on the construction of refrigeration plants, in line with the mine plans. Commissioning of the plants is expected to be completed by Q3 2016.

GOUNKOTO

There were zero LTIs recorded during the quarter with an LTIFR of zero per million hours worked versus 1.88 recorded in the previous quarter.

On a standalone basis, Gounkoto produced 65 134oz of gold (Q1 2016: 73 453oz) at a total cash cost per ounce of $762/oz (Q1 2016: $589/oz). The decrease in production was due to lower ore tonnes mined and substituting feed with lower grade stockpiles, in line with plan to manage working capital, resulting in a 14% decrease in head grade milled, partially offset by a

2% increase in tonnes processed. Total cash cost per ounce increased to $762/oz from $589/oz in the previous quarter on the back of the lower production and increased unit costs, as described above.

Profit from mining for the quarter of $33.1 million was lower than the previous quarter (Q1 2016: $43.7 million), reflecting the lower gold production and gold sold at a higher cash cost of production, partially offset by a higher average gold price received during the current quarter.

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	9 248	8 913	7 112	18 161	13 345
Ore tonnes mined (000)	390	530	561	920	1 077
Milling
Tonnes processed (000)	587	577	447	1 164	916
Head grade milled (g/t)	3.8	4.4	4.6	4.1	4.5
Recovery (%)	91.0	90.9	88.7	90.9	88.3
Ounces produced	65 134	73 453	58 529	138 587	116 697
Ounces sold	66 413	73 180	58 540	139 593	117 585
Average price received ($/oz)	1 260	1 186	1 188	1 221	1 200
Cash operating costs[1] ($/oz)	686	518	541	598	575
Total cash costs[1] ($/oz)	762	589	612	671	647
Gold on hand at period end[2] ($000)	4 321	5 621	1 691	4 321	1 691
Profit from mining activity[1] ($000)	33 078	43 717	33 661	76 795	65 028
Gold sales[1] ($000)	83 691	86 797	69 517	170 488	141 087

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali owns 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Capital expenditure

Capital expenditure for the quarter amounted to $1.3 million, in line with the previous quarter, mostly on the super pit feasibility drilling and exploration.

MORILA

No LTIs were recorded during the quarter compared to one in the previous quarter and the LTIFR was nil (Q1 2016: 2.21).

Gold production for the quarter of 14 432oz was 11% below the previous quarter (Q1 2016: 16 191oz), mainly due to the lower head grade milled of 0.6g/t (Q1 2016: 0.7g/t) resulting from feeding a combination of mineralised waste and some initial lower grade tailings. As a result, total cash costs increased to $996/oz compared to $915/oz in the previous quarter, with unit costs in line.

A 730kt @ 0.62g/t (15koz) extra stockpile of mineralised waste material was identified during the quarter and is planned to be fed in Q3. Initial treatment of the Tailings Storage Facility (TSF) material commenced in preparation for full treatment scheduled for after the completion of hard rock mining. A trade off study is underway between the processing of mineralised waste and tailings to determine the optimum timing to switch to full TSF retreatment. Management continued to engage with the State and affected communities to obtain the necessary approvals for the Domba project in order to proceed as soon as possible. If the necessary approvals are not obtained in the next quarter, mine production is expected to be reduced to approximately 55koz for the year. The mine continues to work on finding other satellite pits that could be processed through the plant.

Sustainability

The agribusiness initiative, being developed as part of the mine’s closure plan, was restructured during the quarter with the various initiatives being separated into business units - supply, production, transformation/manufacturing and commercialisation. The mine team has been engaging with a number of potential project developers, research institutions, financial institutions, the Government and the Malian private sector to develop the initiative.

Capital expenditure

Capital expenditure for the quarter was $0.6 million, mainly on the TSF retreatment project.

MORILA RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	-	-	-	-	3 425
Ore tonnes mined (000)	-	-	-	-	939
Milling
Tonnes processed (000)	821	769	733	1 590	1 451
Head grade milled (g/t)	0.6	0.7	1.7	0.7	2.0
Recovery (%)	87.5	90.2	91.1	88.9	91.5
Ounces produced	14 432	16 191	35 341	30 623	86 258
Ounces sold	14 432	16 191	36 560	30 623	86 258
Average price received ($/oz)	1 278	1 202	1 157	1 238	1 196
Cash operating costs[1] ($/oz)	919	843	565	879	542
Total cash costs[1] ($/oz)	996	915	594	953	556
Profit from mining activity[1] ($000)	4 065	4 650	20 564	8 715	55 248
Attributable (40%)
Gold sales[1] ($000)	7 375	7 786	16 914	15 161	41 276
Ounces produced	5 773	6 476	14 136	12 249	34 503
Ounces sold	5 773	6 476	14 624	12 249	34 503
Profit from mining activity[1] ($000)	1 626	1 860	8 226	3 486	22 099
Gold on hand at period end[2] ($000)	-	-	-	-	-

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

Tongon mine recorded one LTI in Q2 2016. The LTIFR for the quarter was 0.84 compared to zero in the previous quarter. No major environmental incidents or social grievances occurred during the quarter.

Tongon produced 50 391oz of gold in Q2 2016, 7% down on the previous quarter, primarily as a result of a 24% decrease in throughput. Lower throughput stemmed from 46 days of downtime on one mill as a result of mechanical failures and the subsequent poor repairs to the mill journal and associated replacement of the slipper pads. During this time, Tongon entered and completed the final phase of its extensive crusher expansion and mill circuit upgrade. Both head grade and recovery improved 19% and 2% respectively in Q2, compared to the previous quarter. Following the lower production in the quarter, the mine has revised its 2016 business plan and is now targeting to exceed 260 000oz for the year.

Total cash cost per ounce increased to $932/oz (Q1 2016: $900/oz) on the back of the reduced gold production.

The grid to generated power ratio decreased to 82:18 for Q2 (Q1 2016: 88:12). Constructive engagement with CIE power utility significantly improved in the quarter with Government positively facilitating this engagement. The mine is working with the utility to find solutions to permanently secure grid power supply and stability.

Total tonnes mined decreased by 7% compared to the previous quarter. Q2 ore tonnes mined increased by 6%, in line with the mine’s strategy to ensure sufficient ore stocks for feeding during Q2 and Q3, following the new quaternary crusher commissioning and production ramp-up.

Profit from mining activity increased by 7% to $16.4 million compared to the previous quarter, mainly stemming from a 7% higher average gold price received of $1 270/oz, partially offset by the decrease in gold produced. Tongon declared a maiden dividend of $21.5 million to shareholders, including the State, at the end of the quarter.

Sustainability

The mine continued investing in the development of educational programmes, community health and agricultural projects designed to provide post mining employment. Small scale projects have been initiated in maize and livestock farming while the existing fish farming facilities are being expanded.

Capital expenditure

The quaternary crusher and dewatering circuit was completed in the quarter. Capital expenditure for the quarter amounted to $3.8 million, primarily on the quaternary crushing circuit and TSF Phase II extension. Six new 3512B CAT generators have been ordered to boost the mine’s total generated capacity to 24MW, providing back-up power to the total process plant and installation is scheduled for Q4. Other power upgrade projects in progress include the reconfiguration of the medium voltage distribution system to improve power usage flexibility and enable the mine to better manage grid power supply instability. In consultation with CIE the mine is investigating the conversion of the grid power supply from a medium voltage to a high voltage tariff to reduce the cost of supply.

TONGON RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	7 282	7 835	7 479	15 117	13 872
Ore tonnes mined (000)	962	910	674	1 872	1 640
Milling
Tonnes processed (000)	744	975	941	1 719	1 952
Head grade milled (g/t)	2.5	2.1	2.2	2.3	2.2
Recovery (%)	83.3	81.8	82.4	82.5	81.2
Ounces produced	50 391	54 122	54 685	104 513	111 956
Ounces sold	48 622	55 273	53 708	103 895	109 779
Average price received ($/oz)	1 270	1 189	1 189	1 227	1 200
Cash operating costs[1] ($/oz)	894	865	905	878	832
Total cash costs[1] ($/oz)	932	900	941	915	868
Gold on hand at period end[2] ($000)	2 778	412	2 554	2 778	2 554
Profit from mining activity[1] ($000)	16 438	15 934	13 352	32 372	36 505
Gold sales[1] ($000)	61 744	65 698	63 881	127 442	131 764

Randgold owns 89% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

KIBALI

There were two LTIs recorded during the quarter at Kibali, compared to zero in the previous quarter. No major environmental incidences occurred during the period.

Kibali produced 122 532oz in Q2, a 6% decrease on the prior quarter, at a total cash cost of $823/oz (Q1 2016: $740/oz). As highlighted in the previous quarterly report, the KCD pit was mined out in Q1 and consequently the mine’s reliance on the satellite pits for ore feed increased during the quarter under review. The complexity of dealing with multiple ore types from different sources affected throughput, recovery and grade, resulting in reduced production and a higher cash cost per ounce. Management has taken measures to address the issues relating to the ore feed and were able to deliver improved stability and operating performance towards the end of the quarter and into July.

Focus is now on opening up new satellite pits in 2016 and 2017 to provide additional free milling ore and to add flexibility to the mine feed schedule, with mining at the higher grade Kombokolo pit scheduled to commence at the end of Q3 2016. As a result, management is still targeting to exceed 600 000oz of production for the year.

Profit from mining activity decreased by 8% to $54.4 million in the current quarter (Q1 2016: $58.9 million), reflecting the lower production and higher cash costs, partially offset by the higher average gold price received.

Sustainability

Kibali’s work on its community development projects continued as planned during the quarter, with a focus on local economic development initiatives, and a number of new business initiatives have been started with the help of the microfinance project to provide alternative livelihoods in the Kokiza community.

KIBALI RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2016	2016	2015	2016	2015
Mining
Tonnes mined (000)	7 237	7 378	7 995	14 615	16 690
Ore tonnes mined (000)	1 541	1 563	1 635	3 104	3 364
Milling
Tonnes processed (000)	1 681	1 640	1 667	3 321	3 280
Head grade milled (g/t)	3.1	3.2	3.7	3.1	3.7
Recovery (%)	74.3	78.1	84.0	76.2	84.7
Ounces produced	122 532	130 577	167 174	253 109	328 642
Ounces sold	123 557	131 888	167 450	255 445	330 235
Average price received ($/oz)	1 263	1 187	1 198	1 224	1 207
Cash operating costs[1] ($/oz)	764	688	507	725	536
Total cash costs[1] ($/oz)	823	740	553	780	582
Profit from mining activity[1] ($000)	54 394	58 922	108 018	113 316	206 378
Attributable (45%)
Gold sales[1] ($000)	70 224	70 425	90 273	140 649	179 314
Ounces produced	55 139	58 760	75 228	113 899	147 889
Ounces sold	55 600	59 350	75 353	114 950	148 606
Profit from mining activity[1] ($000)	24 477	26 515	48 608	50 992	92 870
Gold on hand at period end[2] ($000)	3 593	3 935	4 237	3 593	4 237

Randgold owns 45% of Kibali Goldmines SA (Kibali) with the DRC State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

[1]	Refer to explanation of non-GAAP measures provided.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Construction of the metallurgical facility and infrastructure

Remedial work on last year’s breached berm at the Ambarau hydropower project is now complete. The extension of the Ambarau permanent hardfill wall foundations was initiated during the quarter and first power is still on schedule for Q4 2016. Construction on Azambi, the third new hydropower station, progressed during the quarter in line with budget and plan.

As per design, Kibali will proceed with the extension of its concentrate handling facilities, including the installation of additional ultra-fine grind capacity. This is necessary to enable the process plant to optimise recovery during the treatment of twin sulphide streams.

Declines and underground production

The Q1 ramp-up of underground production was maintained in Q2, with the total ore produced from underground at 368 896t. In addition, underground development has accelerated with the mine completing 3.1km of underground development during the quarter.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2016	2016	2015	2016	2015
Ore tonnes mined	368 896	374 632	207 490	743 528	345 531
Development metres	3 134	2 888	2 619	6 022	5 090

Vertical shaft

Similarly, the off-shaft development was ramped up to stay on schedule for the mid 2017 completion date, with 928m of development during the quarter.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2016	2016	2015	2016	2015
Vertical metres	-	-	6	-	6
Off shaft development	928	416	298	1 344	636

Capital expenditure

Capital expenditure for the quarter amounted to $47.7 million (at 100%), increasing from the previous quarter due to the increased activity at Ambarau and Azambi as well as the progression of the off-shaft construction and development programme. The phase 2 capital estimate remains in line with previous guidance.

DEVELOPMENT PROJECTS

MALI

Gara Far South underground extension

Drilling continued in the Gara Far South (GFS) conversion programme to convert the inferred resource extension defined last year into an indicated resource. Rolling block model updates have shown a large increase in the underground indicated mineral resource of 3.8Mt at 4.45g/t for 545koz as a result of the conversion drilling completed to date. Portions of inferred resources surrounding this area continue to be drilled.

A scoping study has commenced to complete trade off decisions such as access, mining method and direction together with ore handling, ventilation and scheduling constraints. A cost analysis was performed to calculate the economic cut-off at a $1 000/oz gold price to identify only those levels of area which add value, which will add the location of the access capital development. Geotechnical logging is currently underway of all the resource drilling completed and will be used to generate lithological and structural models which will be used together with geotechnical fracture logging to generate a three dimensional mining rock mass model of the area. Metallurgical bottle roll testwork of the area has confirmed an average recovery of 93%, confirming the area is metallurgically similar to the area currently being mined. A prefeasibility and reserve update is planned to be completed by the end of the year.

Gounkoto superpit feasibility

Geotechnical feasibility work was concluded and confirmed the competency of the superpit wall material to allow the design of safe and economic slope parameters. A final number of resource diamond holes are being drilled into certain parts of the deeper mineral resource to confirm the grade variability at depth. Hydrological drilling and modelling is still underway together with design and costing of the pump capacity and surface storm diversion infrastructure. Now that the geotechnical design has been finalised, a final Whittle optimisation and mining study is underway to determine the optimal mining fleet and stripping schedules. Metallurgical testwork of recent resource drilling has confirmed good recoveries of 93%, similar to the current material being processed. The open pit feasibility is expected to be completed in Q4 of this year. An investigation is currently underway to review the option of mining the material below the superpit with a short decline from the lower portion of the pit. There are approximately 200koz of gold contained in the available material and a trade-off study is currently underway to determine whether it will be economic to extract post the completion of the open pit.

SENEGAL

Massawa project

Feasibility work continued at Massawa and is currently focused on the geological and metallurgical modelling of the Central Zone. Progressive close spaced trenching, RC and diamond drilling over four separate orientation grids (Blocks A to D, from south to north) confirm the continuity of two distinct phases of mineralisation, phase 1 (pyrite-arsenopyrite-Au) and phase 2 (quartz-stibnite-Au) ores. The phase 1 ore is characterised by a wide halo of low grade (typically <2g/t) disseminated pyrite and arsenopyrite. The phase 2 ore is characterised by steeply dipping quartz-stibnite veins which are associated with abundant coarse free-milling gold (up to 250g/t). Approximately 80% of the ore in the Central Zone is related to the phase 2 mineralisation. Metallurgical testwork from Block A has indicated that 70% recovery is achievable from gravity and gravity tail leach. Further testwork is underway of the subsequent orientation blocks moving progressively northwards to determine how the metallurgical response changes as the refractory Northern Zone of the deposit is approached. It has been shown historically that the Northern Zone will require the PoX or Biox process to recover the gold from the fresh ore of the Northern Zone.

The close spaced drilling on the orientation blocks has also confirmed that the geological interpretation of the phase 2 ore lodes changes significantly with the close spaced RC drilling. If the good gravity and leach metallurgical response of the entire Central Zone can be confirmed, it will require a complete redrill of the Central Zone in 2017 with close spaced RC.

Environmental and social studies have recommenced in the area. There have been significant social changes there since the completion of the Massawa prefeasibility and thus an updated social impact assessment is underway and well as specialist fauna and flora studies. The geochemical response to the residues of all metallurgical testwork is also underway to determine the implications to the Tailings Storage Facility design depending on the process route chosen.

This work is running in parallel with the drilling of Sofia, 10km to the west of Massawa, where good drill results are reported in the exploration section. The Sofia ore displayed leach recoveries of plus 90% and thus, together with the Massawa Central Zone, is shifting the critical mass away from the refractory nature of the Massawa Northern Zone, making the combined complex more attractive.

EXPLORATION ACTIVITIES

During Q2, exploration progressed targets at all levels of the resource triangle in its drive to add to the portfolio of quality targets with the potential to pass Randgold’s investment filters. Highlights this quarter include the geological work on the Sofia (Senegal), Bakolobi (Mali), Fonondara, Gbongogo and Kassere (Côte d’Ivoire) targets which all have significant resource potential, while ongoing drilling on the extensions of the Gara deposit continues to highlight the potential to replace mining depletion by adding to resources both underground and at surface. In the DRC, work began on regional projects outside Kibali.

MALI

Loulo project

Brownfields activity in Q2 focused on further drilling in the Gara deep extension target, in parallel with the completion of conversion infill drilling on the inferred resource delivered in 2015. Results to date from exploration drilling support the continuity of the Gara System up to 325m south along strike from the present limit of the inferred block model, hosting the potential for +400koz. At Yalea, YDH278 testing the extensions to the intersection between the Yalea Shear and a moderately east dipping carbonate shear structure returned a weak intercept over 9.35m (from 804m). The second, deeper scout hole YDH279 has confirmed the geologic model and intersected the main zone of mineralisation over 10.61m. Alteration and mineralisation are typical of the Yalea system. However, it lacks the intense deformation associated with the very high grade ore required at these depths. A full review of the Yalea orebody is being planned. Surface exploration at Loulo largely focused on the Gara South target, with trenching, RC and diamond drilling confirming continuity of a sinistral fold model for the mineralised system over 1.1km of strike. Results indicate potential for +100koz @ +3g/t resource at surface, close to the plant. A further 500m of strike potential exists at the southern limit of the target which will be drilled out after the wet season.

Gounkoto project

This quarter, drilling at P64W tested steeply plunging shoots developed along structural intersections between NS striking chlorite-sericite altered shears that cross-cut NE striking hematite-magnetite-chlorite sheared ‘ironstone’. P64DH008 (299m) targeting these shoots returned intercepts of 14.3m @ 1.23g/t from 215.5m (TW = 9.08) and a secondary zone of weak mineralisation with 1.95m @ 0.28g/t from 241.05m (TW = 1.40m). Despite being weak, the system remains open close to the Gounkoto underground project and the team is evaluating options for further drilling. At Faraba North, geological work continued through the quarter. High grade mineralisation is related to several factors in varying combination, including increased shear strain, intensity of silica carbonate alteration that overprints early silica albite alteration and quartz carbonate vein development. Follow-up work is being planned to test if the silica-carbonate altered shears that host higher grade mineralisation are part of the Faraba structure or a separate, NNE trending cross cutting structure. After the wet season, a strategy of regional trench coverage along the entire Gounkoto domain boundary addressing gaps in the existing trenching and drilling will be implemented, to determine the location and nature of this major prospective structure across the project.

Bakolobi (Taurus JV)

An intensive infill trenching programme was completed over the Dioula-Gamaye and Koliguinda structures this quarter, aimed at gaining a better understanding of the controls and continuity of the mineralisation along the structure and reducing the existing gap between the previous trenches and RC lines. The programme has confirmed the consistence of the alteration system over 15m to 30m width, and over 5.5km of strike. At Dioula-Gamaye the mineralisation is hosted in a brecciated and sheared sandstone with silica, carbonate, albite, sericite and local tourmaline alteration. The corridor is controlled by NNE to NS trending shearing which dips to the west. 13 new trenches were excavated this quarter and a selection of results include: BKTR014 - 26.93m @ 0.67g/t including 3.78m @ 3.40g/t; BKTR016 - 28.20m @ 1.30g/t including 14.40m @ 2.09g/t; BKTR017 - 27.60m @ 0.54g/t (30.40m) including 1.70m @ 3.02g/t; and BKTR018 - 57.20m @ 0.56g/t (10.60m) including 1.20m @ 3.17g/t (38.70m).

Regional work has also been completed over the historic target of Tintinba located to the south-western limit of the permit and confirmed high grade altered saprolite (31.4g/t; 16.2g/t; 2.28g/t) related to an EW striking structure that dips 20 to 30 degrees to the NW. These targets represent two significantly mineralised systems with the potential to host plunging shoots of high grade mineralisation as seen in other orebodies in the same district. Rigs have been mobilised to drill test these targets ahead of the wet season shut down.

Alecto JV

Regional mapping and lithosampling and validation of soil anomalies was completed this quarter over the two permits (137km² in two permits Kobokoto and Koussikoto) which comprise the Alecto JV. Mapping has confirmed the NW-SE striking orientation of the lithologies in the area and has also identified several major geological domains. These are interpreted to be basinal sediments and clastic rocks intruded by a range of different plutonic rocks in the east, and a mélange of volcano-sedimentary rocks in the west which are interpreted to be part of the Mako volcanic system. Soil anomalies have been validated and numerous gold showings and artisanal workings exist across the area. The project has now been put on hold because of accessibility issues during the wet season.

SENEGAL

Sofia

The evaluation of the high grade Sofia satellite has continued through the quarter with more data enabling the team to better define the controls on the model and the potential for additional mineralisation.

Results for holes drilled in Q1 were received and confirmed the presence of a shallow plunging 40m wide high grade lode located on a west dipping thrust surface. SFDDH013 intersected 22.85m @ 6.81g/t from 117.5m including 8.75 @ 15.04g/t in strong pink to orange albite altered intermediate intrusives and intercalated volcanoclastics. SFDDH014, drilled 45m below SFDH013, returned 18.35m @ 0.43g/t from 190.5m within similar lithologies but only moderately altered with albite, pervasive sericite and weak pyrite disseminations in a notably lower strain zone.

This quarter, following an extensive trenching campaign to reduce the spacing at surface to 40m, a combined RC and DDH drilling programme was initiated. RC and DDH was drilled within a 40 x 40 grid in the SW of the orebody where the mineralisation comes to surface and was expected to be more tabular. Additionally, diamond drilling has been carried out on 200m spaced fences along the high grade shoot to confirm its presence. The drilling confirmed the model and the shallow plunging 40m wide high grade shoot (>5g/t). The high grade ore is hosted within a continuous (>600m) NE striking dilatational rod developed at the sheared contact of a series of volcano-sedimentary rocks in the hangingwall and a thick gabbroic package in the footwall. Significant intercepts received so far from the drilling include: SFRC078 - 17m @ 7.5g/t; SFRC073 - 16m @ 12.33g/t; SFRC075 - 21m @ 6.06g/t; SFRC074 - 11m @ 4.66g/t; SFRC071 - 11m @ 4.14g/t; and SFDH016 - 16.3m @ 5.47g/t. 40% of the results had been received at the time of writing.

The mineralisation remains open along strike and at depth with the potential of additional mineralised zones developed beneath the RL80 high grade shoot targeted this quarter. The Sofia target has not yet been drilled below 150m. Recent work focused on the high grades in the southern, NE striking section of Sofia. To the north of this, the anomalous structure changes orientation to NS and historical drilling along that part of the structure confirmed its continuity but with generally lower grades than seen to the SW. However, drilling was wide spaced and work in Q3 will step out along the structure and aim to identify additional high grade shoots across the whole target. Further afield, a number of targets exist along strike from Sofia and to its immediate east and west. A new review of all historical exploration data and an updated prospectivity review are being undertaken.

CÔTE D’IVOIRE

The exploration portfolio in Côte d’Ivoire contains a number of exciting targets at all levels of the resource triangle with a number of them showing real potential of hosting significant resources.

In the Boundiali permit, recent work at Kassere identified significant mineralisation which extended the target to 1.2km strike and infilled gaps in the existing work. The mineralisation intersected in trench KT06, reported last quarter (19.70m @ 5.21g/t including 10.50m @ 6.54g/t and 4m @ 8.05g/t; 23m @ 3.63g/t including 10m @ 5.82g/t; 16.60m @ 1.99g/t including 7.60m @ 3.73g/t), was followed up with further trenches along strike to the north and south which intersected the mineralised system with similar alteration and deformation. Results included: KT014 - 27m @ 2.37g/t including 3.50m @ 3.38g/t and 4.20m @ 8.07g/t; and KT013 - 26m @ 0.91g/t including 4m @ 3.93g/t. The main mineralisation at Kassere is controlled by multiple shear structures which overprint fold axes within greywacke intruded by feldspar porphyries. High grades are associated with strong silicification, chlorite and carbonate alteration and the structures remain largely untested below the surface. A five hole diamond drilling programme to test the strike of the main target at Kassere commenced in early July and results are awaited for the first two holes of the programme.

At Fonondara, work this quarter consisted of infill trenching to better understand the controls of the high grade mineralisation and improve the geological model for further drilling. A total of seven trenches were excavated and have not only confirmed the current model but identified strong zones of alteration and brecciation related to the intersection between NS and NE structures (which may in turn control grade) and a potential to significantly extend the target both towards the north and south of the drilled area. The new intersection of 9.70m @ 4.70g/t including 5m @ 8g/t obtained from the extension of FSTR006B (29.70m @ 2.69g/t) has extended the total intersection of FSTR006B to 39.20m @ 3.08g/t including 5.80m @ 3.20g/t, 5.80m @ 6.20g/t and 9.70m @ 4.70g/t. The new trench FSTR023, located 90m south of FSTR006B, returned three zones of mineralisation: 8.30m @ 2g/t including 4m @ 3.23g/t; 7.50m @ 2g/t including 2m @ 6.30g/t; and 4m @ 2.63g/t including 2m @ 4.60g/t. Although most of the results from the infill are pending, the geological observations so far are concordant with the existing model and confirmed the structural continuity of the Fonondara system. Significant alteration composed of silica-carbonate-graphite associated with strong brecciation and stockworks is consistent in the trenches and increasing in areas where NE and NS structures intersect. Along strike of the main area, an intensive pitting programme has significantly extended the potential of the broader Fonondara system from 1.5km to 15km towards the north with significant numbers from in-situ saprolite.

Both infill trenching and pitting are providing important lithological and structural data to extend the strike length of the target and to provide a more accurate geological model scheduled for drill testing in a phased programme with the first phase already in progress. The southern part of the target is also open with structural flexures and continuous regional soil anomalies. An infill soil programme is now in progress both to the north and south of the Fonondara target to better trace the Fonondara structure and delineate new opportunities.

On the Mankono project, reconnaissance diamond drilling completed at Gbongogo last quarter confirmed the mineralised system at depth with both quartz-tourmaline and pyrite hosted in a 100m wide deformed and altered granitic intrusion. This quarter, further results continued to highlight the potential of the target with: GBDDH006 - 26.50m @ 2.34g/t including 6m @ 5.26g/t, 24.10m @ 1.18g/t and 7.70m @ 2.48g/t; and GBDDH005 - 41.80m @ 1.04g/t including 27.30m @ 1.28g/t and 5.10m @ 3.15g/t. These holes were drilled sub-parallel to the east-dipping veins to intersect the west-dipping intrusive contacts. One hole, GBDDH007, was drilled perpendicular to the veins to better appreciate their distribution and for a more accurate estimation of the grade and returned 130.20m @ 2.68g/t including 10.70m @ 15.02g/t and 8.10m @ 3.71g/t. The focus this quarter has been on investigating the volume of the intrusive along strike and at depth through trenching and an IP survey. Trenching is exposing similar material 1km north of the drilled area. However, the immediate strike extension of the main intrusion appears to pinch out at surface. Induced polarisation is being used in an attempt to map the resistive nature of the intrusion below the surface and through transported material. However, it is also mapping coarse sediments which have similar geophysical properties. Drilling along strike to test the extensions of the intrusion show it to be pinching out and therefore more work is required to define Gbongogo’s potential to pass Randgold’s strategic filters. At this stage, the mineralised intrusive at Gbongogo main zone has been confirmed over a total strike length of 320m at an average width of 70m and average grade of 1.8g/t.

At Tongon, the team continued the core review on both the Northern Zone and Southern Zone to define opportunities below and along strike of the existing pits. Work on the Northern Zone identified open high grade potential down dip over 400m strike where there is more structural complexity and more intense silica alteration in the core of the deposit. A first phase of diamond drilling has been motivated to test that opportunity at the base of the $1 000/oz pit, and began mid-July.

Around Tongon, trenching has been conducted at Seydou South and Sekala to refine the interpretations as part of the programme to bank the near mine satellites. Data obtained so far from Seydou supports a steeply west dipping system of shears. First trench results include: SSTR003 - 17m @ 1.61g/t including 1.50m @ 10.40g/t; and SSTR002 - 14m @ 0.92g/t including 4m @ 1.55g/t.

At Fapoha alteration is weak/moderate silica, chlorite, carbonate and a well expressed kaolinitisation, possibly due to a weathered sulphidised horizon. The Fapoha system has proved to be consistently anomalous but so far without significant grades, therefore the team has stepped out with pitting on the Fanlankolo corridor to the NW which hosts an untested 18km long gold in soil anomaly subparallel to the main corridor.

DRC

Kibali

Exploration at Kibali continues to focus on the identification of near mine satellite resources for operational flexibility. The exploration team has been given a target to deliver 50 000oz of +3g/t material by the end of the year. The targets currently being evaluated are Rhino and Sessenge SW with Kombokolo being fast-tracked through development to enable mining to start in Q3.

At Sessenge SW, 24 close spaced reverse circulation holes were drilled to test the mineralisation system observed in trenches STR0002 (22m at 4.01g/t from 146m) and STR0017 (28m at 3.18g/t from 126m including 10m at 7.6g/t from 130m). Encouraging results have been received including: SSRC0001 - 11m at 9.5g/t from 0m including 2m at 30.4g/t; SSRC0004 - 12m at 6.55g/t from 0m; and SSRC0007 - 16m at 2.35g/t from 0m including 6m at 5.08g/t. These results support the current model and show a continuity of mineralisation down plunge. The potential of the target based on results of these first scout drill hole, historical reverse circulation holes and trenches, projected to an average of 100m down plunge and 160m extension toward west, is estimated at 42 978oz @ 2.6g/t. Drilling to test this potential is planned to start early in Q3.

Results of the three trenches excavated between Rhino and Agbarabo suggest a continuity of the mineralisation from Rhino toward Agbarabo with intersections suggesting the presence of multiple lenses. These results include: RHTR0007 - 4.4m @ 3.28g/t from 19.6m, and 18m @ 1.09g/t from 78m; RHTR0008 - 3.3m @ 3.12g/t from 54.7m, 11.7m @ 1.73g/t from 68m, 2.15m @ 1.34g/t; and AGTR0017 - 76m @ 0.39g/t from 8m with a main mineralised zone of 22m @ 0.94g/t. The Rhino area has the potential to host a small, high grade oxide and sulphide resource.

The Kombokolo deposit features a high grade plunging shoot in the hinge of an open fold. It is 1.6km from the plant, outcropping at surface, and has favourable metallurgy with average recoveries of over 80% by straight cyanidation techniques. This quarter, drill results continued to confirm its potential, with best intercepts recorded in: KKDD005 - 24.9m @ 4.09g/t from 51.5m including 4m @ 11.99g/t from 53.3m; KKDD007 - 17.5m @ 4.78g/t from 27.5m; and KKDD008 - 37.6m @ 8.83g/t from 90.4m including 9.2m @ 32.48g/t from 100.3m. An update to the mineral resource has been undertaken resulting in an in situ open pit resource at a $1 500/oz gold price of 2.5Mt @ 3.06g/t for 245koz, up 49% from the end of 2015 declaration. Following up on these results, further drilling was completed and confirm the Kombokolo model. Most positively, the deepest hole drilled in the high grade axis intersected (KKDD023) 16.9m @ 4.26g/t from 159.3m including 7.78m @ 8.81g/t from 168m, illustrating that the deposit is open down plunge.

Kalimva-Ikamva

At Ikamva, recent mapping and sampling of the zones located up plunge of the Ikamva Belgium pits returned encouraging results with lithosamples up to 27.1g/t and vertical channel samples of 3.5m @ 8.02g/t and 0.7m @ 6.61g/t, further confirming that the mineralisation could extend over 600m to the southwest. This mineralisation is located at the contact of the ironstone with meta-sediments in the hinges of open folds. As at Kalimva, mineralisation occurs as north-northeast plunging shoots parallel to stretching lineations and further work is planned for the coming quarter to test this potential.

Moku

Work on the Moku project has begun. The team is based in the existing Moku camp and have been mapping infrastructure across the project. A fly camp in the north of the project area is being constructed to allow work to be completed there. Over 70 of the 310 planned samples of the stream sediment programme had been taken by the end of the quarter and geological mapping on regional traverses and around artisanal workings is in progress to update the new remote interpretation for the project which, so far, is being confirmed. Mineralisation in old Belgian workings is associated with veining around altered felsic intrusives within a wide volcanic sequence.

Ngayu

The flying of the airborne VTEM survey over the Ngayu belt commenced in July. The survey flight path design is north-south orientated lines at 400m spacing for a total of 10 000 line kilometres. Flight line spacing will be reduced to 200m line spacing over potential targets identified during the initial survey.

On completion of the VTEM B-Field, Horizontal Magnetic Gradiometer geophysical survey this data will be integrated with the current airborne magnetic and radiometric geophysical data, regional BLEG stream sediment and local soil geochemical results, surface and trench mapping as well as historical drill hole data to define and prioritise targets within the licenses. On the ground exploration is expected to begin in November 2016.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
$000	2016	2016	2015	2016	2015
REVENUES
Gold sales on spot	276 837	267 555	247 590	544 392	478 818
Total revenues	276 837	267 555	247 590	544 392	478 818
Share of profits of equity accounted joint ventures	6 055	8 521	33 600	14 576	61 995
Other income	2 267	1 269	3 788	3 536	5 542
Total income	285 159	277 345	284 978	562 504	546 355
COST AND EXPENSES
Mine production costs	118 776	114 534	127 302	233 310	244 894
Movement in production inventory and ore stockpiles	6 176	566	981	6 742	5 678
Depreciation and amortisation	35 909	37 915	42 991	73 824	79 066
Other mining and processing costs	16 056	14 453	15 439	30 509	30 314
Mining and processing costs	176 917	167 468	186 713	344 385	359 952
Royalties	14 734	14 059	12 914	28 793	24 733
Exploration and corporate expenditure	13 046	8 947	12 992	21 993	21 669
Other expenses	-	2 011	-	2 011	5 725
Total costs	204 697	192 485	212 619	397 182	412 079
Finance income	255	595	41	850	64
Finance costs	(417)	(419)	(442)	(836)	(1 404)
Finance income/(costs) – net	(162)	176	(401)	14	(1 340)
Profit before income tax	80 300	85 036	71 958	165 336	132 936
Income tax expense	(21 579)	(21 113)	(12 785)	(42 692)	(22 449)
Profit for the period	58 721	63 923	59 173	122 644	110 487
Other comprehensive income
Profit/(loss) on available-for-sale financial assets	1 011	589	46	1 600	(79)
Share of equity accounted joint ventures other comprehensive profit/(loss)	6	8	(10)	14	(10)
Total other comprehensive income/(expense)	1 017	597	36	1 614	(89)
Total comprehensive income	59 738	64 520	59 209	124 258	110 398
Profit attributable to:
Owners of the parent	49 031	54 357	53 601	103 388	101 804
Non-controlling interests	9 690	9 566	5 572	19 256	8 683
	58 721	63 923	59 173	122 644	110 487
Total comprehensive income attributable to:
Owners of the parent	50 048	54 954	56 637	105 002	101 715
Non-controlling interests	9 690	9 566	5 572	19 256	8 683
	59 738	64 520	59 209	124 258	110 398
Basic earnings per share ($)	0.52	0.58	0.58	1.10	1.10
Diluted earnings per share ($)	0.52	0.57	0.57	1.09	1.08
Average shares in issue (000)	93 635	93 414	93 081	93 524	92 968

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Unaudited	Unaudited	Audited	Unaudited
	at	at	at	at
	30 Jun	31 Mar	31 Dec	30 Jun
$000	2016	2016	2015	2015
Assets
Non-current assets
Property, plant and equipment	1 551 887	1 556 700	1 546 767	1 488 234
Cost	2 351 929	2 320 833	2 272 985	2 142 616
Accumulated depreciation and amortisation	(800 042)	(764 133)	(726 218)	(654 382)
Deferred tax	-	-	-	398
Long-term ore stockpiles	159 563	164 439	167 337	178 381
Trade and other receivables	11 300	12 628	6 417	5 655
Investments in equity accounted joint ventures	1 436 782	1 430 793	1 427 316	1 430 594
Other investments in joint ventures	41 188	44 597	45 940	46 669
Total investments in joint ventures	1 477 970	1 475 390	1 473 256	1 477 263
Total non-current assets	3 200 720	3 209 157	3 193 777	3 149 931
Current assets Inventories and ore stockpiles	133 461	129 918	130 973	121 016
Trade and other receivables	222 591	211 635	198 292	248 412
Cash and cash equivalents	272 692	253 804	213 372	109 249
Available-for-sale financial assets	-	1 496	906	1 388
Total current assets	628 744	596 853	543 543	480 065
Total assets	3 829 464	3 806 010	3 737 320	3 629 996
Equity attributable to owners of the parent	3 342 337	3 337 960	3 273 599	3 177 794
Non-controlling interests	232 520	225 112	218 706	206 839
Total equity	3 574 857	3 563 072	3 492 305	3 384 633
Non-current liabilities
Loans from minority shareholders	2 765	2 765	2 765	2 765
Deferred tax	39 837	37 338	35 548	32 650
Provision for rehabilitation	47 581	47 581	47 581	55 904
Total non-current liabilities	90 183	87 684	85 894	91 319
Current liabilities
Trade and other payables	142 677	138 339	139 321	137 426
Current income tax payable	21 747	16 915	19 800	16 618
Total current liabilities	164 424	155 254	159 121	154 044
Total equity and liabilities	3 829 464	3 806 010	3 737 320	3 629 996

These results are presented as the second quarter and six months ended 30 June 2016. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2015, and which will form the basis of the 2016 annual report. No new or amended accounting standards effective for 2016 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year ended 31 December 2015, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2015 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $31.1 million for the three months ended 30 June 2016, and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $25.9 million. Of this amount, $16.0 million was spent on the development of the Yalea and Gara underground mines, including the Gara and Yalea refrigeration plants, $8.5 million was spent on ongoing capital, including elution and power plant upgrades, $1.3 million was incurred at Gounkoto. Capital expenditure at Tongon amounts to $2.2 million for the three months, mainly relating to the crusher upgrade and TSF projects.

The group’s capital commitments (including its share of equity accounted joint ventures) at 30 June 2016 amounted to $38.2 million, with the majority relating to the Loulo-Gounkoto complex ($24.6 million) and Kibali ($9.8 million).

The long term ore stockpiles balance of $159.6 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans. The 3% reduction from 31 March 2016 relates to decreases in the stockpiles at Loulo and Gounkoto, in line with mine plans.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The increase of $2.6 million in total investment in joint ventures for the quarter mainly reflects the group’s profit share from equity accounted joint ventures ($6.1 million), partially offset by loan repayments made by RAL during the quarter ($3.5 million attributable share). Investments in equity accounted joint ventures further include capital expenditure of $21.5 million (attributable) at Kibali during the quarter, which were funded by Kibali’s operating cash flows.

Current inventories and ore stockpiles of $133.5 million were in line with the balances at 31 March 2016.

Trade and other receivables (including the allocation of a portion to non-current) at 30 June 2016 increased by 4% from the balances at 31 March 2016. This mainly reflects increases in pre-payments and payments to suppliers at Loulo.

The long term receivable balance of $11.3 million at 30 June 2016 decreased by 10% from the balance at 31 March 2016. This reflects the decrease in VAT balances at Loulo during the quarter.

The total outstanding refundable VAT balances in Mali amount to $119.0 million (31 March 2016: $122.0 million) (including 100% of the Loulo and Gounkoto VAT receivables and the attributable portion of the Morila VAT receivable of $13.7 million). Morila, Loulo and Gounkoto have the legal right under the terms of their respective mining conventions to offset other taxes payable to the Malian State against these refundable VAT balances. Management continues to pursue the cash settlement of these VAT balances.

The portion of the outstanding VAT balances which is not expected to be recovered within a one-year time frame, amounts to $11.3 million, and is shown in the long term debtors (31 March 2016: $12.6 million). The group’s share of the VAT balance at Kibali amounted to $71.6 million (31 March 2016: $64.5 million). The Morila and Kibali VAT balances are included in the group’s investment in joint ventures line.

During the quarter, an International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in favour of Loulo, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs) against the State of Mali, for taxes found by the tribunal to have been wrongfully collected by the government. The disputed amounts are included in the trade and other receivables balance. The arbitration proceedings, which commenced in 2013, were brought pursuant to the establishment convention Loulo has entered into with the State of Mali which provides for fiscal stability, in relation to the exploration, management and exploitation of the Loulo gold mine. Consequently, Randgold does not expect any impact to its financial position following the award which is essentially in line with its previously adopted accounting position. The arbitration however related to only a portion of the various tax claims which have been received from the State of Mali (the balance totalling $231.0 million) in respect of its Malian operations. Having taken professional advice, the group considers the claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process for disputes within Mali. Accordingly, no provision has been made for the material claims. Loulo, Gounkoto and Morila each have legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be amicably resolved. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues.

The increase in cash of $18.9 million since 31 March 2016 largely reflects strong operational cash flows from the Loulo-Gounkoto complex and Tongon mines ($101.5 million), partially offset by the group’s continued investment in capital expenditure in its subsidiaries ($33.9 million), in particular at Loulo in respect of the underground mines. The cash portion of the company’s annual dividend payment of $52.1 million was also paid to shareholders during the quarter.

Trade and other payables of $142.7 million increased by 3% from the balances at 31 March 2016 and principally relate to increase in supplier balances at Loulo and Tongon due to the timing of payments of invoices.

Current tax payable of $21.7 million increased by 28% compared to the 31 March 2016 balance, as a result of the timing of the provisional tax payments.

CONSOLIDATED CASH FLOW STATEMENT

	Unaudited	Unaudited	Unaudited	Unaudited
	6 months	3 months	3 months	6 months
	ended	ended	ended	ended
	30 Jun	30 Jun	31 Mar	30 Jun
$000	2016	2016	2016	2015
Profit after tax	122 644	58 721	63 923	110 487
Income tax expense	42 692	21 579	21 113	22 449
Profit before income tax	165 336	80 300	85 036	132 936
Share of profits of equity accounted joint ventures	(14 576)	(6 055)	(8 521)	(61 995)
Adjustment for non-cash items	87 548	42 642	44 906	110 926
Effects of change in operating working capital items	(22 588)	(5 550)	(17 038)	(2 215)
Receivables	(19 386)	(3 371)	(11 315)	(33 240)
Inventories and ore stockpiles	5 286	(3 367)	3 953	5 133
Trade and other payables	(8 488)	1 188	(9 676)	25 892
Cash generated from operations	215 720	111 337	104 383	179 652
Dividends received from equity accounted joint ventures	5 000	-	5 000	25 272
Income tax paid	(23 471)	(9 857)	(13 614)	(31 758)
Net cash generated from operating activities	197 249	101 480	95 769	173 166
Additions to property, plant and equipment	(88 517)	(33 894)	(54 623)	(98 774)
Sales of shares in available-for-sale financial assets	1 982	1 982	-	-
Funds invested in equity accounted joint ventures	(25)	-	(25)	(2 654)
Loans repaid by equity accounted joint ventures	4 902	3 482	1 420	-
Net cash used by investing activities	(81 658)	(28 430)	(53 228)	(101 428)
Proceeds from issue of ordinary shares	1 262	211	1 051	67
Dividends paid to company’s shareholders	(52 091)	(52 091)	-	(38 600)
Dividends paid to non-controlling interests	(5 442)	(2 282)	(3 160)	(6 708)
Net cash used by financing activities	(56 271)	(54 162)	(2 109)	(45 241)
Net increase in cash and cash equivalents	59 320	18 888	40 432	26 497
Cash and cash equivalents at beginning of period	213 372	253 804	213 372	82 752
Cash and cash equivalents at end of period	272 692	272 692	253 804	109 249

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital $000	Share premium 000	Other Rreserves[1] $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - 31 Dec 2014 (audited)	92 674 085	4 634	1 450 984	67 254	1 575 218	3 098 090	204 864	3 302 954
Share of other comprehensive loss of joint ventures[1]	-	-	-	(79)	-	(79)	-	(79)
Fair value movement on available-for-sale financial assets[1]	-	-	-	(10)	-	(10)	-	(10)
Other comprehensive expense	-	-	-	(89)	-	(89)	-	(89)
Net profit for the period	-	-	-	-	101 804	101 804	8 683	110 487
Total comprehensive income/(expense) for the period	-	-	-	(89)	101 804	101 715	8 683	110 398
Share-based payments	-	-	-	14 145	-	14 145	-	14 145
Share options exercised	2 000	-	67	-	-	67	-	67
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	20	(20)	-	-	-	-
Shares vested[2]	251 157	13	20 948	(18 584)	-	2 377	-	2 377
Dividend relating to 2014	250 635	12	17 132	-	(55 744)	(38 600)	-	(38 600)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(6 708)	(6 708)
Balance - 30 Jun 2015 (unaudited)	93 177 877	4 659	1 489 151	62 706	1 621 278	3 177 794	206 839	3 384 633
Balance - 31 Dec 2015 (audited)	93 232 920	4 662	1 493 781	67 005	1 708 151	3 273 599	218 706	3 492 305
Share of other comprehensive income of joint ventures[1]	-	-	-	14	-	14	-	14
Fair value movement on available-for-sale financial assets[1]	-	-	-	1 600	-	1 600	-	1 600
Other comprehensive income	-	-	-	1 614	-	1 614	-	1 614
Net profit for the period	-	-	-	-	103 388	103 388	19 256	122 644
Total comprehensive income for the period	-	-	-	1 614	103 388	105 002	19 256	124 258
Share-based payments	-	-	-	13 219	-	13 219	-	13 219
Share options exercised	40 533	2	1 260	-	-	1 262	-	1 262
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	446	(446)	-	-	-	-
Shares vested[2]	302 029	15	24 578	(23 247)	-	1 346	-	1 346
Dividend relating to 2015	103 090	5	9 609	-	(61 705)	(52 091)	-	(52 091)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(5 442)	(5 442)
Balance - 30 Jun 2016 (unaudited)	93 678 572	4 684	1 529 674	58 145	1 749 834	3 342 337	232 520	3 574 857
[1]	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
[2]	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised financial information’ in the accompanying table include the group’s share of each operating mine, together with adjustments to eliminate intergroup transactions.

The accompanying table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out therein.

NON-GAAP

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
$000	2016	2016	2015	2016	2015
Gold sales per IFRS[1]	276 837	267 555	247 590	544 392	478 818
Gold sales adjustments for joint ventures[2]	77 598	78 213	107 186	155 811	220 590
Gold sales[3]	354 435	345 768	354 776	700 203	699 408
Mine production costs	118 776	114 534	127 302	233 310	244 894
Movement in production inventory and ore stockpiles[1]	6 176	566	981	6 742	5 678
Royalties including adjustment for joint ventures	18 453	17 596	16 800	36 049	31 918
Royalty adjustment for joint ventures[2]	(3 719)	(3 537)	(3 886)	(7 256)	(7 185)
Total royalties[1]	14 734	14 059	12 914	28 793	24 733
Other mining and processing costs[1]	16 056	14 453	15 439	30 509	30 314
Cash costs adjustments for joint ventures[2]	48 075	45 351	47 376	93 426	99 168
Total cash costs[3]	203 817	188 963	204 012	392 780	404 787
Profit from mining activity[3]	150 618	156 805	150 764	307 423	294 621
Ounces sold	280 519	291 385	298 421	571 904	582 045
Total cash cost per ounce sold[3]	727	648	684	687	695
Cash operating cost per ounce sold[3]	661	588	627	624	641
Gold on hand at period end[3]	19 294	16 844	11 688	19 294	11 688
[1]	Figures extracted from IFRS results.
[2]	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.
[3]	Refer to explanation of non-GAAP measures provided.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board, as part of its role in providing strategic oversight and stewardship of the company, is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis. We are continually evaluating risks to ensure the business achieves its strategic objectives; however the principal risks and uncertainties which could impact the group’s long term performance remain those detailed in the group’s 2015 annual report and financial statements, a copy of which is available on the group’s website www.randgoldresources.com.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. It is recognised that the group is exposed to risks wider than those listed. However, we have disclosed those we believe are likely to have the greatest impact on our business at this moment in time and those that have been the subject of debate at recent board or audit committee meetings. The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the 2015 annual report and the information available on the group’s website.

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	Gold price volatility can result in material and adverse movement in the group’s operating results, asset values, revenues and cash flows. Sustained or significant declines in the gold price will affect earnings and cash flow. Group planning, forecasting and long term financial strategy are subject to gold price assumptions and therefore changes to the gold price may have an adverse effect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

GENERAL

As highlighted earlier in this report, the group has had a challenging quarter, especially at Kibali and Tongon, partially offset by another good performance at the Loulo-Gounkoto complex. Notwithstanding these challenges, the groups’ overall annual key performance indicators set at the start of the year remain intact, albeit in the lower and upper half of the production and cost guidance ranges respectively. As emphasised in the previous quarterly report, the company is anticipating increased production in the second half of the year, on the back of anticipated higher grades at the Loulo-Gounkoto complex in Q4 and improved delivery from Tongon and Kibali through Q3 and Q4.

Exploration remains core to Randgold’s growth strategy and the company’s exploration activities continue to make meaningful progress, both in respect of brownfields extensions and across its greenfields portfolio, in support of its organic growth objectives. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on Africa.

The directors confirm to the best of their knowledge that:

a)	These second quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

4 August 2016

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RANDGOLD RESOURCES NEWS UPDATES

PUMPING UP THE POWER

Innovative management solutions are driving down the cost of power and securing the stability of its supply at Randgold’s operations, while at the same time reducing the group’s carbon footprint.

Technical and capital projects executive John Steele says access to power is one of the key considerations in developing a mine in Africa, particularly in those remote regions where the infrastructure is practically non-existent and there is no national power grid.

“In fact, it’s so important that power management has grown into a big business within the Randgold group, and our engineers have become adept at building and managing major power stations – some of which are the largest of their kind in their host countries – and at dealing with the complex demands of maintaining mine-based micro-grids,” he says.

The Loulo-Gounkoto complex has an installed capacity of 60MW of which it draws 45MW. Initially all power was supplied by high speed diesel-powered generators but over time it has migrated to HFO (heavy fuel oil) medium speed generators, which now supply 80% of its power, improving reliability, reducing unit costs significantly and despite being based on thermal generation, the investment in more efficient medium speed units has helped to reduce our carbon emissions. A central power station supplies the whole complex through an overhead grid which extends over more than 30 kilometres.

“The Loulo-Gounkoto power plant is one of the largest and most reliable of its kind in all of West Africa. Our long term aim is to plug into the region’s planned hydro and gas powered grid but until that becomes available our focus is on using our thermal power as efficiently as possible,” he says.

Tongon is different from Randgold’s other operations in that it has access to power from Côte d’Ivoire’s national grid, which is more affordable than self-generated thermal power. The country’s economy is booming, however, and this occasionally strains the grid power supply, so Tongon still needs its own back-up power in order to run independently of the grid when necessary.

“Our aim is to draw 97% of Tongon’s power from the grid, which should be achievable once the power utility has completed its current expansion project. In the meantime, we are boosting the mine’s standby capacity to 24MW through the installation of six additional generators,” Steele says.

Kibali in the Democratic Republic of Congo represents a further advance in the evolution of Randgold’s power management strategy. Here the company has had the opportunity to build its own hydropower plants. Nzoro, the first of these to be commissioned, has supplied a steady 20MW into the Kibali grid for over a year. The second, Ambarau, will soon come on line and the third, Azambi, will be operational in 2018 when Kibali is at full production. Together, the three hydroplants will have a capacity of 44MW which may reduce to 20MW during the dry season. Kibali’s peak demand is expected to be 40MW and to ensure that this can always be met it has a high-speed diesel generating capacity of 36MW. Its current supply is a 55/45 mix of hydro and thermal power but hydro’s contribution is planned to grow to 75% as the Ambarau and Azambi plants are commissioned.

“Kibali’s power costs and carbon emissions already compare well with those of similar mines anywhere in the world, and we expect them to continue decreasing, in the process also improving the group’s cost and carbon profiles,” Steele says.

CONTINUED INVESTMENT IN DOWNTURN PAYS EXPLORATION DIVIDENDS

While the gold mining industry generally went back into survival mode in the post-supercycle slump, Randgold stepped up its exploration drive and both its greenfield and brownfield programmes have consequently delivered significant results, including the discovery of major new targets and a substantial increase in the company’s groundholdings in its target areas.

Exploration remains the engine that drives Randgold’s business and the resource triangle is still the most effective way of managing this critically important function, ensuring that the company’s assets are developed in a balanced and methodical manner, says group general manager exploration Joel Holliday.

“It’s a simple but essential tool which enables us to maintain a pipeline of projects with the potential to pass our strategic filters and ultimately to deliver our target of three new mines over the next five years,” he says.

“We have a broad base of targets in our resource triangle and the discovery of Bakolobi, Fonondara, Kassere and Gbongogo in the past two years shows how quickly good ground can develop into significant advanced targets in a short time. All four feature significant mineralised systems with the potential to host large orebodies. Over the past quarter, we have completed the detailed surface geological work necessary for the development of models and drill programmes.”

Holliday says Randgold’s generative research is the only work of its kind being carried out in Africa at the moment and it is providing new insights into the controls of large orebodies on a range of scales from continental targeting to detailed orebody definition.

“This research is highlighting areas of prospectivity where we will be acquiring new ground over the next few years. It also ensures that we do not waste time and money in areas which do not have the potential to host deposits that meet our criteria,” he says.

“In addition to this, we have a large amount of new ground coming into the base of the triangle through our recent joint ventures in the DRC, our permit applications in Côte d’Ivoire, our joint ventures and permit applications in Mali and our recently renewed joint venture with Iamgold in Senegal. Some of this ground is already being worked and we expect it to deliver many quality targets.”

At the top of the triangle, the Massawa feasibility study has been progressed, with results showing good recoveries and a materially higher grade and larger resource in the central zone. In tandem with that, work is continuing on Sofia, where drilling and trenching have confirmed the geological model and highlighted considerable upside around the existing target. As a high grade, free leaching ore satellite, expanding Sofia is crucial to the viability of the Massawa project.

Also at the top, deep drilling results at Gara have confirmed the potential to replace its mining depletion over the next four years while the feasibility study on the Gounkoto superpit/underground mine nears completion. In the DRC, the Kibali team has concentrated on delivering the Kombokolo satellite and plans are in place to bring it into this year’s mine plan.

TAKING RANDGOLD’S HEALTH AND SAFETY CULTURE TO THE NEXT LEVEL

Dr Haladou Manirou, group health and safety officer

Employees are Randgold’s most valuable asset, and their health and safety, not only at the workplace but also in their communities, is a key commitment across all operations. This has resulted in the development of a highly effective health and safety management system and the achievement of a world-class safety performance, with everyone committed to improvements year on year.

The march towards zero harm requires constant reinforcement, however, and we continue to focus on ways of taking our performance to an even higher level. We are currently conducting a safety perception survey, in which all heads of department and senior staff engage with employees to get their feedback on safety practices and increase their awareness of risk. The findings are used to develop toolbox talk topics and the process itself enhances the ability of employees to identify potential risks and encourages them to report near-misses. It also shows them that their concerns are taken seriously and that their welfare is of paramount importance to the company.

For this engagement to be wholly effective, we need to develop the safety management skills of managers at all levels. As part of this ongoing process, all heads of department and their deputies have just completed Managing Safely, a training programme from the UK’s Institute of Occupational Safety and Health.

Our safety system is integrated and we do not distinguish between our own employees and those of our contractors. More than half of all incidents recorded within the group involved contractors, so we need to ensure that they operate to our standards. In line with this, we have recently worked with all of them to review their risk assessment and develop action plans to address the top five safety risks at our operations.

On the occupational health front, all employees are given a comprehensive medical check-up before they start with us to ensure that they are fit for work. Health surveillance continues throughout their employment with periodical follow-ups and an exit check. We also counsel them on occupational exposures and the means of protection to ensure that they understand the risks and are fully equipped to meet our safety standards.

And we don’t only consider the occupational exposures. Most of our employees live in their communities of origin. We identify the health risks in these communities and we update the risk profiles every year in the light of our own health data generated by medical consultations (our clinics are open to the community) and the data from the national health services of our host countries. We then customise health promotion programmes for all these communities. Our comprehensive malaria and HIV/AIDS initiatives continue to deliver very positive results, and even simple interventions can prove remarkably effective. Handwashing, for example, initiated during the Ebola outbreak, has led to a significant decrease in diarrhoea cases among the local communities in Mali, and we are now extending this practice to our operations in Côte d’Ivoire and the DRC.

“PASSIONATE ABOUT FACILITATING VALUE CREATORS”

Randgold’s new group human resources executive

Randgold has appointed Cheick Maiga as group human resources executive. A Malian citizen, he was educated at the École Normale Supériere in that country and at the University of Cape Town’s Graduate School of Business. He was formerly director of human resources and administration at Nordgold in Burkina Faso.

Chief executive Mark Bristow said Maiga had been selected for this key position on the basis of a 20 year track record of achievement at diverse African mining companies, where he had demonstrated the ability to develop and deliver effective human capital management strategies.

Maiga said he had been attracted by Randgold’s philosophy of investing in people development and the fact that more than 93% of its employees and contractors were host country nationals.

“I subscribe to the belief that only people can create value, and I’m passionate about facilitating the management of such value creators,” he said.

BOYZONBIKES INITIATIVE EXTENDS COMMUNITY OUTREACH

This year’s BoyzonBikes motorbike safari, which traversed Africa along the equator from its east coast to west, has to date raised $2.7 million for Nos Vies en Partage (NVEP), the independent charitable foundation established by Randgold in 2014 to help relieve the plight of some of Africa’s poorest people. Money is still coming in from well wishers across the world.

NVEP has already earmarked this money for donations to multiple entities across Sub Saharan Africa. The emphasis this year is on projects, many of them in the Democratic Republic of Congo, which aim to support abused women and neglected children as well as to rehabilitate former child soldiers. Previous BoyzonBikes safaris raised some $2.5 million which was donated to 52 charitable organisations in 15 countries.

Randgold chief executive Mark Bristow, who conceived the idea and has led all the rides, said it was designed to extend some of the benefits of mining in Africa to those impoverished people who fell outside the ambit of the company’s existing social programmes, which were focused on the communities around its mines and others affected by its operations.

“It is a cardinal tenet of the Randgold philosophy that miners should be developers rather than exploiters, and that the people who are the real owners of a country’s natural resources should receive a fair share of the value created by their extraction. We apply this to our own operations but when on my very first motorbike safari I saw at first hand how extensive and extreme poverty is in Africa, I decided that we should extend a helping hand beyond the borders of our own communities. The establishment of NVEP was the outcome of that decision,” he said.

“This year’s safari, dubbed Safari Kwa Bora Afrika – Swahili for Riding for a Better Africa – was the most challenging one we have undertaken to date, taking 28 days and covering 8 500 kilometres, much of it through dense equatorial jungle on uncharted routes never before attempted on a motorbike. But it was also the most satisfying, as we thrust our way through spectacular landscapes, passing the sources of both the Nile and Congo rivers, and interacting with people who had been completely bypassed by the advances of the past 50 years. The contrast between the beauty and natural wealth of the land and the condition of the people was a stark reminder of the dire need for initiatives such as ours.”

Some 230 corporate and individual donors supported the project, and Bristow expressed his heartfelt gratitude and that of NVEP for their generosity.

KIBALI CONTINUES TO WORK THROUGH CHALLENGES AS IT HEADS FOR FULL PRODUCTION

The giant Kibali gold mining complex in the Democratic Republic of Congo will remain a work in progress until its underground mining component is completed towards the end of 2017 but in the meantime its management is making significant progress in dealing with transitional challenges, says CEO Mark Bristow.

Speaking at the regular quarterly briefing in Kinshasa, Bristow said that, as anticipated, the complexity of dealing with multiple ore types from different sources had affected throughput, recovery and grade in the first half of the year. This issue was being resolved, however, and management had taken measures and revised the mine plan to keep Kibali on course to meet its plus 600 000 ounce production target for the year.

“Development of the underground mine is on track and the shaft is currently being integrated with the decline section. Commissioning is scheduled for July 2017. In the meantime, the team is also focusing on opening two high-grade satellite pits in 2016 and 2017 which will greatly improve operational flexibility,” he said.

“Elsewhere on site, construction of the Ambarau hydropower station is back on track and is expected to start generating electricity in the fourth quarter of this year. Work is already underway on Azambi which will be Kibali’s third hydropower station. Notwithstanding the operational challenges, management has continued to focus on developing a team consisting entirely of host country nationals, as at our other mines, as well as building up a strong corps of local contractors and suppliers. It is also maintaining the emphasis on Kibali’s community programmes, ranging from capacity building to agribusiness start-ups.”

“During my recent motorbike trip through the DRC as part of Randgold’s Boyzonbikes fundraising safari, it became clear to me that the country faces many challenges, as does Kibali which is a real factor in the Congolese economy. I was encouraged, however, by the very positive vision of the DRC’s future which has been presented by the president. An investor-friendly regime is essential for the development of the economy in general and the mining industry in particular. As for Randgold, we continue to expand our footprint in the DRC, most recently through the Ngayu and Moku joint ventures,” Bristow said.

The workers association of the Great Orientale region in the DRC (ACAGOR) has recognised Randgold CEO Mark Bristow’s commitment and contribution in the area and throughout the country. Bristow received the award from the association’s chairperson, Rhydie Noka, and is now considered a son of the province which comprises the former Orientale Province including Haut Uele.

SUCCESSFUL AND SUSTAINABLE MINING INDUSTRY KEY TO BUILDING MALI’S ECONOMY

Clarification of the convention under which Randgold mines in Mali has enabled the company to commit to further investment in the country, says chief executive Mark Bristow.

Speaking at a briefing for local media in Bamako, Bristow said a recently concluded arbitration process had cleared up confusion over the interpretation of some points in the 20-year-old convention, which includes provision for arbitration, thus ensuring that Randgold would be able to maximise the full potential of the Loulo-Gounkoto complex, one of the largest of its kind in the world, for the benefit of all stakeholders, including the government and people of Mali. Consequently, the company does not expect any impact on its financial position following the ruling which is in line with its previously adopted accounting position. The ruling has also cleared the way for Randgold to continue investing in its operations and exploring for further world class mines in the country.

“We have a long history of partnership with Mali and over that time the country and the company have had to work hard together to overcome many challenges. Randgold is committed to continuing that cooperation in the interests of securing the long-term sustainability of the Malian economy, and of its backbone, the mining industry,” Bristow said.

Bristow noted that Randgold’s mines in Mali annually accounted for between 7% and 11% of the country’s GDP, with Loulo having already contributed $2.3 billion to the country’s economy, Gounkoto $0.6 billion and Morila $2.0 billion in the form of royalties, taxes, salaries, payments to local suppliers and community investments. Between them, Loulo, Gounkoto and the Randgold-managed Morila have produced 11 million ounces of gold and provided employment to 4 800 people. All these operations are run by management teams consisting entirely of Malian nationals.

“Morila is now nearing the end of its life but still has three years of profitable production ahead of it, while the Loulo-Gounkoto complex is currently on track to beat its 2016 production guidance and continue to produce more than 600 000 ounces of gold annually for the next 10 years with a Life of Mine which well exceeds that horizon,” Bristow said.

“In the meantime, our brownfields and greenfields exploration teams continue to expand our asset base and our footprint in Mali, with significant successes within the Loulo-Gounkoto permit area as well as in our other tenements. At Gara they have already delivered more than a million ounces of additional resources over the last 18 months while at Gounkoto, planning for a new superpit is well advanced.”

Bristow said a successful and sustainable mining industry would play a major role in the growth of the Malian economy, provided further international investment could be attracted by a clear and stable fiscal regime secured by convention.

RANDGOLD IDENTIFIES EXCITING NEW PROSPECTS IN CÔTE D’IVOIRE AS TONGON MINE PAYS MAIDEN DIVIDEND

Randgold’s Tongon mine has completed the final phase of its extensive crusher expansion and mill circuit upgrade project and, having also dealt with an extended down time on one mill as a result of poor repairs to the journal and slipper pads following on from last quarter, is set for an improved performance in the second half of this year, says chief executive Mark Bristow.

Speaking to local media at a regular briefing in Abidjan, Bristow said the mill had been down for 46 days during the past quarter, which impacted heavily on production. The mine has also had to contend with an erratic power supply from the national grid but a constructive engagement with the power utility was significantly improving this situation. Bristow thanked the government for the positive way in which it had facilitated this engagement. Randgold was committed to continue working with the utility and the energy ministry to permanently secure power supply stability, he added.

“Tongon is now settling down well but the difficulties it faced over the past two quarters will have a negative effect on its production for the year. The management team has revised the 2016 business plan and is now targeting to exceed 260koz for the year. It is worth noting, however, that it remains a profitable operation and, having paid back its capital in 2015, it has just declared a maiden dividend of $22 million,” he said.

Bristow said during his recent tour of Randgold’s exploration sites in Côte d’Ivoire he had been struck by the buoyant mood of the people and the many signs of economic development which were widely evident.

“This is an exciting time for the country and also for our company. We continue to invest in exploration here and our teams have identified some very attractive new opportunities, notably the high-potential Boundiali and Mankono permits. We’re also getting good results from our near-mine exploration. Our geologists have defined the potential for additional resources below the Tongon pit as well as at some near-mine satellites such as Seydou and Sekala, which could extend Tongon’s life,” he said.

Bristow noted that Tongon has already contributed $822.6 million to the Ivorian economy in the form of royalties, taxes, salaries and payments to local suppliers. This also includes its continuing investment in the development of community health and education programmes and agricultural projects designed to provide post-mining employment.

“Randgold is committed to playing its part in ensuring that the president’s vision of building a continent-leading economy by 2020 becomes a reality,” he said.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.